SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

RELM WIRELESS CORPORATION
(Name of Issuer)

Common Stock, par value $0.60 per share
(Title of Class of Securities)

759525108
(CUSIP Number)

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759525108	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,475,231
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,165,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,165,714
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 759525108	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 680,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,541,621
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,541,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,541,621
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,383
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 106,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 759525108	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,147,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,147,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,147,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 759525108	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 690,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 690,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 759525108	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 356,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 356,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 356,876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 759525108	13D	Page 9 of 17 Pages

This Amendment No. 8 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 8”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.60 per share (the “Common Stock”), of RELM Wireless Corporation, a Nevada corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), (ii) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (iii) FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), (iv) Fundamental Global Investors, LLC, a North Carolina limited liability company, (v) FGI Funds Management, LLC, a Florida limited liability company, (vi) CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) (“CWA”), a Florida limited liability company, (vii) Mr. Joseph H. Moglia, (viii) Mr. D. Kyle Cerminara, (ix) Mr. Lewis M. Johnson, and (x) Ballantyne Strong, Inc., a Delaware corporation (“BTN”).

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPP, FGPM and FGGM is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPP, FGPM and FGGM as the relying advisor to Fundamental Global Investors LLC. The principal business of CWA is to provide wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA. The principal occupation of Mr. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Mr. Cerminara is serving as an investment manager and advisor, and Mr. Cerminara is also the Chief Executive Officer and Chairman of the Board of Directors of BTN. The principal occupation of Mr. Johnson is serving as an investment manager and advisor. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of FGPP, Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of FGPM and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of each of FGI Funds Management, LLC and CWA is 9130 Galleria Court, Third Floor, Naples, Florida 34109. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209; c/o Ballantyne Strong, Inc., 11422 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154; and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117. The business addresses for Mr. Johnson are c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109 and c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

CUSIP No. 759525108	13D	Page 10 of 17 Pages

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC and the Chief Executive Officer and Chairman of the Board of Directors of BTN. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI Funds Management, LLC and Co-Chief Investment Officers of CWA. Messrs. Cerminara and Johnson are also members of the Board of Directors of the Company.

Bill Beynon, Blaine Ferguson, and Messrs. Cerminara and Johnson are managers of CWA. Each of these individuals is a U.S. citizen. Messrs. Beynon and Ferguson are the co-founders of CWA, and their principal occupations are serving as managers of CWA. Their business address is c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109.

BTN is a Delaware corporation, with its principal executive offices located at 11422 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154. BTN and its subsidiaries engage in diverse business activities including the design, integration and installation of technology solutions for a broad range of applications; development and delivery of out-of-home messaging, advertising and communications; manufacturing of projection screens; and providing managed services including monitoring of networked equipment. BTN focuses on serving the cinema, retail, financial, and government markets.

Information regarding the identity and background of each executive officer and director of BTN is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP and FGPM, $9,731,075; FGGM, $501,064; BTN, $3,999,998; and Mr. Moglia, $1,458,942. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 8 was approximately $1,500,000. The source of funds for shares of the Common Stock acquired for the accounts of CWA’s customers were funds of such customers.

Item 4.	Purpose of Transaction.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Messrs. Cerminara and Johnson in their capacity as directors of the Company, or by such board of directors with Messrs. Cerminara’s and Johnson’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 759525108	13D	Page 11 of 17 Pages

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 4,522,590 shares of Common Stock, which represents approximately 32.9% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM, FGGM and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement directly hold any of the shares of Common Stock disclosed in this Statement, except as described below and except for Mr. Charles T. Lanktree, a director of BTN, who may be deemed to beneficially own 7,916 shares of Common Stock, 214 of which are held by him and 7,702 of which are held by a trust of which Mr. Lanktree’s wife is a trustee. In addition, Mr. Ferguson holds 440 shares of Common Stock as a customer of CWA, which are included in the number of shares of Common Stock reported in this Statement as beneficially held by CWA.

CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in the CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Cerminara, Ferguson and Johnson expressly disclaims such beneficial ownership.

Mr. Moglia directly owns 228,583 shares of Common Stock and an additional 128,293 shares of Common Stock through The Moglia Family Foundation.

On July 6, 2015, as director compensation, Mr. Cerminara was granted stock options to purchase 5,000 shares of Common Stock at an exercise price of $4.66 per share, which options became exercisable on June 7, 2016. In addition, on May 18, 2016, Messrs. Cerminara and Johnson was each granted stock options to purchase 5,000 shares of Common Stock at an exercise price of $4.55 per share, as director compensation. These options will become exercisable on April 19, 2017.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 13,754,749 shares of Common Stock reported by the Company as outstanding as of October 31, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM and FGGM. FGI Funds Management, LLC, as the investment manager to FGPP, FGPM and FGGM (as the relying advisor to Fundamental Global Investors LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM and FGGM. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM and FGGM. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM and FGGM. Because Mr. Cerminara is the Chief Executive Officer and Chairman of the Board of Directors of BTN and principal of Fundamental Global Investors, LLC, Mr. Cerminara and Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by BTN. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaim such beneficial ownership. Fundamental Global Investors, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by BTN.

CUSIP No. 759525108	13D	Page 12 of 17 Pages

(b) Each of FGPP, FGPM, FGGM and BTN beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM and FGGM. FGI Funds Management, LLC, as the investment manager of FGPP, FGPM and FGGM (as the relying advisor to Fundamental Global Investors LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM and FGGM. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM and FGGM. Messrs. Moglia, Cerminara and Johnson, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM and FGGM. Because Mr. Cerminara is the Chief Executive Officer and Chairman of the Board of Directors of BTN and principal of Fundamental Global Investors, LLC, Mr. Cerminara and Fundamental Global Investors, LLC may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by BTN. Any individuals holding shares have the power to direct the voting and disposition of the respective shares of Common Stock directly held by them.

CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own, and to have the shared power to direct the disposition of, the number of shares of Common Stock held in the CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Cerminara, Ferguson and Johnson expressly disclaims such beneficial ownership.

(c) On December 29, 2016, FGGM purchased 106,383 shares of Common Stock at a purchase price of $4.70 per share from Donald F.U. Goebert, a director of the Company. In addition, on December 29, 2016, a block of 163 accounts managed by CWA purchased 319,149 shares of Common Stock at a purchase price of $4.70 per share. A letter agreement regarding the transaction is attached as Exhibit 99.1 to this Statement.

(d) The customers of CWA have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of shares of Common Stock, and the power to direct the receipt of dividends from any shares of Common Stock held for their respective accounts. Such customers may also terminate the investment advisory agreements upon appropriate notice. None of CWA, its owners and its managers have an economic or pecuniary interest in any shares of the Common Stock reported herein as being held in CWA’s customer accounts.

CUSIP No. 759525108	13D	Page 13 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 8, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

99.1	Agreement, dated December 29, 2016, by and between Fundamental Global Investors, LLC and Donald F.U. Goebert.

CUSIP No. 759525108	13D	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 4, 2017

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

CUSIP No. 759525108	13D	Page 15 of 17 Pages

/s/ Joseph H. Moglia
Joseph H. Moglia

BALLANTYNE STRONG, INC.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

CUSIP No. 759525108	13D	Page 16 of 17 Pages

Schedule A

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

D. Kyle Cerminara	4201 Congress Street Suite 140 Charlotte, NC 28209	Chief Executive Officer Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

	11422 Miracle Hills Drive Suite 300 Omaha, NE 68154	Chief Executive Officer and Chairman of the Board of Directors Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

131 Plantation Ridge Drive Suite 100 Mooresville, NC 28117

Ryan M. Burke	11422 Miracle Hills Drive Suite 300 Omaha, NE 68154	Senior Vice President, Chief Financial Officer, and Treasurer Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

D. Kyle Cerminara	See above.	See above.

Samuel C. Freitag	10955 Lowell Avenue, Suite 600, Overland Park, KS 66210	Private Investor 10955 Lowell Avenue, Suite 600 Overland Park, KS 66210

William J. Gerber	11422 Miracle Hills Drive Suite 300 Omaha, NE 68154	Director Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Charles T. Lanktree	11422 Miracle Hills Drive Suite 300 Omaha, NE 68154	President and Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927

Eggland’s Best, LLC is a distributor of nationally branded eggs.

CUSIP No. 759525108	13D	Page 17 of 17 Pages

Robert J. Roschman	11422 Miracle Hills Drive Suite 300 Omaha, NE 68154	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, FL 33334

Roschman Enterprises is involved in real estate, property management and property development.

James C. Shay	11422 Miracle Hills Drive Suite 300 Omaha, NE 68154	Executive Vice President and Chief Financial Officer Hallmark Cards, Inc. 2501 McGee Trafficway Kansas City, MO 64108

Hallmark Cards, Inc. retails greeting cards and gifts.

Ndamukong Suh	11422 Miracle Hills Drive Suite 300 Omaha, NE 68154	Professional Athlete; Independent Private Investor Miami Dolphins 347 Don Shula Drive Miami Gardens, FL 33056

Miami Dolphins is a professional American football franchise.

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court Third Floor Naples, FL 34109	CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street Suite 140 Charlotte, NC 28209	Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209